Exhibit 99.1

MINISO Group Announces Acquisition of Remaining Stake in a Joint Venture for its Headquarters Building Project

GUANGZHOU, China, September 26, 2021 — MINISO Group Holding Limited (NYSE: MNSO) (“MINISO Group”, “MINISO” or the “Company” ), a fast-growing global value retailer offering a variety of design-led lifestyle products, today announced that it has entered into a definitive agreement with YGF MC Limited (“YGF MC”), a company jointly controlled by the Company’s controlling shareholders, Mr. Guofu Ye and Ms. Yunyun Yang, to acquire the remaining 80% equity stake in YGF Investment V Limited (“YGF Investment”), a joint venture between YGF MC and the Company to establish MINISO’s new headquarters building. After closing of the proposed purchase, the Company will hold 100% equity interests in YGF Investment and will start to consolidate the financial results of YGF Investment into the Company’s financial statements. The transaction has been approved by the audit committee and the board of directors of the Company.

The total consideration of this transaction is estimated to be approximately RMB700.4 million, representing the lower of the actual investment amount by YGF MC as of August 31, 2021 and the appraisal value of the equity interests confirmed by a third-party valuation firm, deducted by the estimated accumulative loss of YGF Investment that YGF MC should bear up to the closing of this transaction. Closing of the transaction is subject to customary closing conditions and is estimated to take place in the second quarter of the Company’s 2022 fiscal year.

In January 2021, YGF Investment’s PRC subsidiary acquired land use right of a parcel of land in Guangzhou for approximately RMB1,780 million, which shall be paid by two equal installments. As of the date of this press release, the first installment has been paid. This parcel of land is located in the Pazhou Internet Innovation Zone, which is at the center of Guangzhou’s future CBD area where many large new-economy companies in China have chosen to place their headquarters or regional headquarters.

The total investment for the headquarters building project, including the consideration for acquisition of land use right, is estimated to be approximately RMB2,885 million. The Company currently intends to support the subsequent capital expenditures of the project with its cash surplus, future cash flows from operating activities and potential bank financing.

This new headquarters building, with about 104 thousand square meters in gross floor area, is estimated to be completed by 2025. This investment positions the Company well for its future developments in terms of securing office space to accommodate future business expansion, saving long-term operating expenses and providing benefits in potential property appreciation.

About MINISO Group Holding Limited

MINISO is a fast-growing global value retailer offering a variety of design-led lifestyle products. The Company serves consumers primarily through its large network of MINISO stores, and promotes a relaxing, treasure-hunting and engaging shopping experience full of delightful surprises that appeals to all demographics. Aesthetically pleasing design, quality and affordability are at the core of every product in MINISO’s wide product portfolio, and the Company continually and frequently rolls out products with these qualities. Since the opening of its first store in China in 2013, the Company has built its flagship brand “MINISO” as a globally recognized retail brand and established a massive store network worldwide. For more information, please visit http://ir.miniso.com/.

Investor Relations Contact

Mengru Wang

MINISO Group Holding Limited

Email: ir@miniso.com

Phone: +86 (20) 36228788 Ext.8039

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